Exhibit 2.1

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                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                              GBC ACQUISITION CORP.

                                       AND

                           GENERAL BEARING CORPORATION

                          DATED AS OF JANUARY 19, 2001

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            THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of
January 19, 2001 (the "Agreement"), is entered into by and between GBC ACQUISITION CORP., a Delaware corporation ("AcquisitionCo"), and GENERAL BEARING CORPORATION, a Delaware corporation ("Target").

            WHEREAS, the Board of Directors of Target, upon the recommendation of the special committee of independent directors of Target established to consider the fairness of the transaction contemplated by this Agreement (the "Special Committee"), has unanimously approved, and deems advisable and in the best interests of the stockholders of Target, the merger of AcquisitionCo with and into Target in accordance with Section 251 of the Delaware General Corporation Law (the "DGCL") and upon the terms, and subject to the conditions, of this Agreement (the "Merger");

            WHEREAS, the Board of Directors of AcquisitionCo has unanimously approved, and deems advisable and in the best interests of the stockholders of AcquisitionCo, the Merger in accordance with Section 251 of the DGCL and upon the terms, and subject to the conditions, of this Agreement;

            NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto, intending to be legally bound, hereby agree as follows:
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                                   ARTICLE 1

                                   THE MERGER

            Section 1.1. The Merger. At the Effective Time (as hereinafter defined), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, AcquisitionCo shall be merged with and into Target at the Effective Time (as defined in Section 1.2) of the Merger. Following the Merger, the separate corporate existence of AcquisitionCo shall cease, and Target shall continue as the surviving corporation (the "Surviving Corporation"). The Merger shall have the effects as provided by the DGCL and other applicable law.

            Section 1.2. Effective Time. As soon as practicable following the satisfaction or waiver of the conditions set forth in Article 5, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed in the Department of State of the State of Delaware, or at such other time as is permissible in accordance with the DGCL and as AcquisitionCo and Target shall agree and as specified in the Certificate of Merger (the time the Merger becomes effective being the "Effective Time").

            Section 1.3. Closing. The closing of the Merger (the "Closing") shall take place at 10:00 a.m. on a date to be specified by the parties which shall be no later than the fifth business day following satisfaction or waiver of the conditions provided in Article 6, or at such other time and place as AcquisitionCo and Target shall agree (the "Closing Date").

            Section 1.4. Certificate of Incorporation; Bylaws; Officers and Directors. Pursuant to the Merger: (a) the Certificate of Incorporation and Bylaws of AcquisitionCo as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation following the Merger, until thereafter changed or amended as provided therein and in accordance with applicable law; (b) the directors of AcquisitionCo shall be the directors of the Surviving Corporation following the Merger and until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified; and (c) the officers of Target immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified.

                                   ARTICLE 2

                  EFFECT OF THE MERGER ON CAPITAL STOCK OF THE
               CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

            Section 2.1. Effect on Common Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of AcquisitionCo, Target or the holders of any shares of common stock, par value $0.01 per share, of Target ("Target Common Stock"):

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                  (a) Common Stock of AcquisitionCo. Each share of common stock, par value $0.001 per share, of AcquisitionCo ("AcquisitionCo Common Stock"), that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation.

                  (b) Common Stock of Target. Subject to Sections 2.1(c), 2.1(d), 2.1(e) and 2.2, each share of Target Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into and become a right to receive $6.50 in cash (the "Merger Consideration") and, when so converted, shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Target Common Stock shall, to the extent such certificate represents such shares, cease to have any rights with respect thereto, except the right to receive the Merger Consideration allocable to the shares formerly represented by such certificate upon surrender of such certificate in accordance with Section 2.4.

                  (c) Target Treasury Stock. Each share of Target Common Stock that is owned immediately prior to the Effective Time by Target that constitutes treasury stock in the hands of the holder thereof shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor, and the holder of certificates representing any such shares shall cease to have any rights with respect thereto.

                  (d) Target Common Stock Held by Subsidiaries. Each share of Target Common Stock that is owned immediately prior to the Effective Time by any Subsidiary of Target shall remain outstanding. The term "Subsidiary" means any corporation, joint venture, partnership, limited liability company or other entity of which Target, directly or indirectly, owns or controls capital stock (or other equity interests) representing more than fifty percent of the general voting power of such entity under ordinary circumstances.

                  (e) Target Common Stock Held by AcquisitionCo. Each share of Target Common Stock that is owned immediately prior to the Effective Time by AcquisitionCo shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor, and AcquisitionCo shall cease to have any rights with respect to any certificates representing any such shares.

            Section 2.2. Dissenting Shares.

                  (a) Notwithstanding anything in this Agreement to the contrary, shares of Target Common Stock outstanding immediately prior to the Effective Time and held by a holder who has demanded and perfected such holder's right to appraisal of such shares in accordance with Section 262 of the DGCL ("Dissenting Shares") shall not be converted into the right to receive the Merger Consideration, but the holder thereof shall instead be entitled to such rights as are afforded under the DGCL with respect to such holder's Dissenting Shares, unless such holder fails to perfect or withdraws or otherwise loses such holder's right to appraisal.

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                  (b) If any holder of shares of Target Common Stock who demands appraisal of such holder's shares pursuant to the DGCL fails to perfect or withdraws or otherwise loses such holder's right to appraisal, at the later of the Effective Time or upon the occurrence of such event, the Dissenting Shares of such holder shall be converted into and represent the right to receive the Merger Consideration, without interest thereon, in accordance with Section 2.1(b).

                  (c) Target shall provide AcquisitionCo (i) prompt notice of any written demand for appraisal or payment of the fair value of any shares of Target Common Stock, withdrawals of such demands, and any other instruments served pursuant to the DGCL received by the Target and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Target shall not voluntarily make any payment with respect to any demand for appraisal and shall not, except with the prior written consent of AcquisitionCo, settle or offer to settle any such demands.

            Section 2.3. Treatment of Options and Warrants.

                  (a) Pursuant to the Merger, at the Effective Time, each outstanding option to purchase shares of Target Common Stock (a "Target Stock Option"), whether or not vested, will be terminated and, in exchange for such Target Stock Option, the holder will be entitled to receive, for each share of Target Common Stock subject to such Target Stock Option, a cash payment equal to the excess, if any, of the Merger Consideration over the applicable exercise price.

                  (b) Pursuant to the Merger, at the Effective Time, each outstanding warrant to purchase shares of Target Common Stock (a "Target Warrant"), whether or not vested, will be terminated and, in exchange for such Target Warrant, the holder will be entitled to receiving for each share of Target Common Stock subject to such Target Warrant, a cash payment equal to the excess, if any, of the Merger Consideration over the applicable exercise price.

                  (c) Prior to the Effective Time, Target shall use its best efforts to (i) obtain any consents from holders of Target Stock Options and Target Warrants and (ii) make any amendments to the terms of the Target Stock Option Plan and any options granted thereunder that, in case of either (i) or
(ii), are necessary or appropriate to give effect to the transactions contemplated by this Section 2.3.

            Section 2.4. Exchange of Certificates.

                  (a) Exchange Agent. Prior to the Effective Time, Target shall appoint a bank or trust company to act as exchange agent (the "Exchange Agent") for the payment of the Merger Consideration. As of the Effective Time, Target shall have deposited with the Exchange Agent, for the benefit of the holders of shares of Target Common Stock, for exchange in accordance with this Section 2.4, the aggregate amount of cash payable pursuant to Section 2.1(b) hereof in exchange for outstanding shares of Target Common Stock (the "Exchange Fund").

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                  (b) Exchange Procedures. Promptly after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Target Common Stock, whose shares were converted into the right to receive cash pursuant to Section 2.1(b) herein, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates representing such shares of Target Common Stock shall pass, only upon delivery of the certificates representing such shares of Target Common Stock to the Exchange Agent and shall be in such form and have such other provisions as the Exchange Agent may reasonably specify), and (ii) instructions for use in effecting the surrender of the certificates representing such shares of Target Common Stock, in exchange for the Merger Consideration. Upon surrender to the Exchange Agent of a certificate or certificates formerly representing shares of Target Common Stock, together with a properly completed and duly executed letter of transmittal, and acceptance thereof by the Exchange Agent, the holder thereof shall be entitled to the amount of cash into which the number of shares of Target Common Stock formerly represented by such certificate or certificates surrendered shall have been converted pursuant to this Agreement. The Exchange Agent shall accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there shall be no further transfer on the records of Target or its transfer agent of certificates representing shares of Target Common Stock and if such certificates are presented to Target for transfer, they shall be canceled against delivery of the Merger Consideration allocable to the shares of Target Common Stock represented by such certificate or certificates. If any Merger Consideration is to be remitted to a name other than that in which the certificate for the Target Common Stock surrendered for exchange is registered, it shall be a condition of such exchange that the certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise be in proper form for transfer and that the Person requesting such exchange shall pay to Target, or its transfer agent, any transfer or other taxes required by reason of the payment of the Merger Consideration to a name other than that of the registered holder of the certificate surrendered, or establish to the satisfaction of Target or its transfer agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.4, each certificate for shares of Target Common Stock shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration allocable to the shares represented by such certificate as contemplated by
Section 2.1(b). No interest will be paid or will accrue on any amount payable as Merger Consideration.

                  (c) No Further Ownership Rights in Target Stock. The Merger Consideration paid upon the surrender for exchange of certificates formerly representing shares of Target Common Stock in accordance with the terms of this
Section 2.4 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Target Common Stock formerly represented by such certificates.

                  (d) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received by the Exchange Agent in respect of all such funds) which remains undistributed to the holders of the certificates formerly representing shares of Target Common Stock for six months after the Effective Time shall be delivered to the

Surviving Corporation, upon demand, and any holders of shares of Target Common Stock prior to the Merger who have not theretofore complied with this Section
2.4 shall thereafter look only to the Surviving Corporation, and only as general creditors thereof, for payment of their claim for Merger Consideration to which such holders may be entitled.

                  (e) No Liability. No party to this Agreement shall be liable to any Person (as hereinafter defined) in respect of any amount from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. The term "Person" means any individual, corporation, partnership, trust or unincorporated organization or a government or any agency or political subdivision thereof.

                  (f) Lost Certificates. In the event any certificate or certificates formerly representing shares of Target Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate or certificates to be lost, stolen or destroyed, and if required by the Surviving Corporation, the posting by such Person of a bond in such amount as the Surviving Corporation may reasonably require as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the Merger Consideration deliverable in respect thereof as determined in accordance with this Section 2.4.

                  (g) Withholding Rights. The Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Target Common Stock such amounts as the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law applicable to the making of such payment. To the extent that amounts are so withheld by the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Target Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or the Exchange Agent.

            Section 2.5. Additional Agreements and Provisions. Upon the terms and subject to the conditions of this Agreement and subject to the fiduciary duties of the directors of Target or of its directors constituting the Special Committee (as determined by such directors in good faith after consultation with counsel), each of the parties hereto shall use its reasonable best efforts (a) to cause its respective conditions set forth in Article 6 of this Agreement to be fulfilled and (b) to take, or cause to be taken, all additional action and to do, or cause to be done, all additional things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either Target or AcquisitionCo, the proper officers and directors of each corporation that is a party to this Agreement shall take all such necessary action. The parties hereto agree to use their respective best efforts to challenge any action brought seeking a temporary restraining order or preliminary or permanent injunctive relief which would prohibit, or materially interfere with, the consummation of the transactions contemplated by this Agreement.

                                   ARTICLE 3

                    REPRESENTATIONS AND WARRANTIES OF TARGET

      Target hereby represents and warrants to AcquisitionCo as follows:

            Section 3.1. Organization of Target and its Subsidiaries. Target and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all the requisite corporate power and authority to carry on its business as now being conducted and to own, lease, use and operate the properties owned and used by it. Target and each of its Subsidiaries is qualified and in good standing to do business in each jurisdiction in which the nature of its business requires it to be so qualified, except to the extent the failure to be so qualified has not had, and would not reasonably be expected to have, a Material Adverse Effect. The term "Material Adverse Effect" means a material adverse effect on the business, assets, liabilities, results of operations or financial condition of Target and its Subsidiaries, taken as a whole.

            Section 3.2. Capitalization of Target; Ownership. The authorized capital stock of Target consists of 19,000,000 shares of Target Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share ("Target Preferred Stock"). As of the date of this Agreement, 4,112,650 shares of Target Common Stock and no shares of Target Preferred Stock were issued and outstanding. All of the issued and outstanding shares of capital stock of Target are duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. There are no outstanding subscriptions, options, warrants, calls rights, convertible securities or other arrangements or commitments obligating Target to issue any shares of its capital stock other than (i) options and other rights to receive or acquire an aggregate of 247,800 shares of Target Common Stock pursuant to the Target Stock Option Plan and (ii) warrants to purchase 90,000 shares of Target Common Stock issued to the underwriter of Target's initial public offering. There are no outstanding contractual obligations of Target to repurchase, redeem or otherwise acquire any shares of its capital stock. Following the Merger, Target will have no obligation to issue, transfer or sell any shares of its capital stock or other securities of Target pursuant to any employee benefit plan or otherwise.

            Section 3.3. Subsidiaries of Target. All outstanding shares of capital stock or other equity interests of each Subsidiary are owned by Target, free and clear of any and all liens, claims, security interests or options, except for the pledge of such capital stock and equity interests, and the grant of security interests, to Target's financial lenders and for restrictions on transfer under federal and state securities laws. All shares of capital stock of each Subsidiary which is a corporation have been validly issued and are fully paid and non-assessable. There are no outstanding options, warrants or other rights of any kind to acquire (including preemptive rights) any additional equity interests of any Subsidiary or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any additional equity interests of any Subsidiary, nor is any Subsidiary committed to issue any such option, warrant, right or security. Other than the Subsidiaries referred to in this Section 3.3, Target does not own, directly or indirectly, any equity interest in any other corporation, joint venture, partnership, limited liability company or other entity.

            Section 3.4. Authorization. Target has all requisite corporate power and authority to enter into this Agreement and, subject to any necessary approval of the Merger by the stockholders of Target, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Target (other than the approval of this Agreement and the transactions contemplated hereby by the stockholders of Target). The Board of Directors of Target has adopted resolutions approving this Agreement and the Merger, and has determined that the terms of the Merger are fair to, and in the best interests of Target's stockholders other than AcquisitionCo and/or its stockholders (the "Public Stockholders"). Target has taken all action necessary to exempt the Merger and the other transactions contemplated hereby with AcquisitionCo and its affiliates from the operation of the "Business Combination Statute" at Section 203 of the DGCL. This Agreement has been duly executed and delivered by Target and, assuming the due authorization, execution and delivery hereof by AcquisitionCo, constitutes the valid and binding obligation of Target, enforceable against Target in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally or by general equitable principles.

            Section 3.5. Fairness Opinion and Approval by the Special Committee. On or prior to the date hereof, the Special Committee (i) determined that the Merger is fair to and in the best interest of the Public Stockholders and (ii) recommended that the Board of Directors of Target approve and authorize this Agreement and declare its advisability. The Special Committee has received an opinion of Howard, Lawson to the effect that the consideration to be received by the Public Stockholders in the Merger is fair to such stockholders from a financial point of view.

            Section 3.6. Brokers and Finders. Other than Howard, Lawson, neither Target nor any Subsidiary has employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to a broker's, finder's or similar fee or commission in connection therewith or upon the consummation thereof. Any such fees due to Howard, Lawson shall be paid by Target.

            Section 3.7. SEC Documents; Undisclosed Liabilities. Except for the late filing of financial statements related to Target's prior merger with World Machinery Company, as reported on Target's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on July 24, 2000, Target has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1998 (the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the

Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents. Except to the extent that information contained in any SEC Document has been revised or superseded by a later filed SEC Document, none of the SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Target contained or specifically incorporated by reference in the SEC Documents (including in each case any related notes and schedules) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by applicable instructions or regulations of the SEC relating to the preparation of quarterly reports on Form 10-Q) applied on a consistent basis during the period involved (except as may be indicated in the notes thereto) and fairly present the financial position of Target as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

            Section 3.8. Absence of Certain Changes or Events. Except as disclosed in the SEC Documents filed and publicly available prior to the date of this Agreement, since the date of the most recent audited financial statements included in the filed SEC Documents, Target has conducted its business only in the ordinary course, and there has not been any material adverse change in the business or financial condition of Target and its Subsidiaries taken as a whole.

            Section 3.9. Solvency. The Target is, and immediately after the Merger is consummated as contemplated by this Agreement the Surviving Corporation will be, Solvent. For the purpose of this Agreement, "Solvent" means, with respect to the Target or the Surviving Corporation as of the date of any determination, that on such date (a) the Target or the Surviving Corporation, as the case may be, is able to pay its debts and other liabilities, contingent obligations and other commitments as they mature in the normal course of business, (b) the Target or the Surviving Corporation, as the case may be, does not intend to, and does not believe that it will, incur debts or liabilities beyond the Target's or the Surviving Corporation's, as the case may be, ability to pay as such debts and liabilities mature, and (c) the Target or the Surviving Corporation, as the case may be, is not engaged in a business or a transaction, and is not about to engage in a business or a transaction, for which the Target's or the Surviving Corporation's, as the case may be, property would constitute unreasonably small capital after giving due consideration to current and anticipated future capital requirements and current and anticipated future business conduct and the prevailing practice in the industry in which the Target or the Surviving Corporation, as the case may be, is engaged. In computing the amount of contingent liabilities at any time, such liabilities shall be computed as the amount which, in light of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

                                   ARTICLE 4

                     REPRESENTATIONS AND WARRANTIES OF ACQUISITIONCO

            Section 4.1. Organization and Authority of AcquisitionCo. AcquisitionCo is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. AcquisitionCo was incorporated solely for the purpose of merging with and into Target and since its incorporation, it has conducted no business of any kind whatsoever.

            Section 4.2. Capitalization of AcquisitionCo. The authorized capital stock of AcquisitionCo consists of 3,000 shares of AcquisitionCo Common Stock, and, as of the date of the Closing, all 3,000 shares will be issued and outstanding. All of the issued and outstanding shares of capital stock of AcquisitionCo are duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights.

            Section 4.3. Authorization. AcquisitionCo has all corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of AcquisitionCo (other than the approval of this Agreement and the transactions contemplated hereby by the Stockholders of AcquisitionCo.) This Agreement has been duly executed and delivered by AcquisitionCo and, assuming the due authorization, execution and delivery hereof by Target, constitutes the valid and binding obligation of AcquisitionCo, enforceable against AcquisitionCo in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors' rights generally or by general equitable principles.

            Section 4.4. Brokers and Intermediaries. AcquisitionCo has not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to a broker's, finder's, or similar fee or commission in connection therewith or upon the consummation thereof.

            Section 4.5. Financing. AcquisitionCo has received a letter (the "Commitment Letter") from KeyBank National Association committing to provide to AcquisitionCo, upon the terms and subject to the conditions therein, up to $9,000,000 in financing in connection with the Merger. AcquisitionCo has furnished a copy of the Commitment Letter to the Special Committee and its advisers.

            Section 4.6. Sale of Target. Neither AcquisitionCo nor any of its affiliates has any agreement, understanding or any present intention to sell Target or any material part of Target.

                                   ARTICLE 5

                        CERTAIN COVENANTS AND AGREEMENTS

            Section 5.1. Announcement. Neither Target nor AcquisitionCo shall issue any press release or otherwise make any public statement with respect to this Agreement and the transactions contemplated hereby without the prior consent of the other (which consent shall not be unreasonably withheld), except as may be required by applicable law or stock exchange regulation. Notwithstanding anything in this Section 5.1 to the contrary, AcquisitionCo and Target will, to the extent practicable, consult with each other before issuing, and provide each other the opportunity to review and comment upon, any such press release or other public statement with respect to this Agreement and the transactions contemplated hereby whether or not required by law.

            Section 5.2. Notification of Certain Matters. Target shall give prompt notice to AcquisitionCo, and AcquisitionCo shall give prompt notice to Target, of (a) the occurrence or nonoccurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (b) any material failure of Target, or AcquisitionCo, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.2 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

            Section 5.3. Directors' And Officers' Indemnification.

                  (a) The Certificate of Incorporation and the Bylaws of the Surviving Corporation shall contain the same indemnification provisions and provisions limiting the personal liability of directors and officers for damages as are presently set forth in the Bylaws and Certificate of Incorporation of Target, and, for a period of six years from the Effective Date, such provisions of the Surviving Corporation's Bylaws and Certificate of Incorporation shall not be amended, repealed or otherwise modified in any manner that would make any of such provisions less favorable to the directors and officers of Target or the Surviving Corporation than pertain to such directors and officers as of the date hereof.

                  (b) Without limiting the foregoing provisions of Section 5.3(a), from and after the Effective Time and in accordance with Section 5.3(e) of this Agreement, the Surviving Corporation shall (i) indemnify, defend and hold harmless the present and former officers, directors, employees, and agents of Target (collectively, the "Indemnified Parties"), from and against, and pay or reimburse the Indemnified Parties for, all losses, obligations, expenses, claims, damages or liabilities (whether or not resulting from third-party claims and including, without limitation, interest, penalties, out-of-pocket expenses and the Indemnified Parties' attorneys' fees and costs incurred in the investigation or defense of any of the same or in asserting any of their rights hereunder) resulting from or arising out of actions or omissions of such Indemnified Parties taken or omitted to be taken on behalf of the Target within the scope of

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such Indemnified Parties' official capacities occurring at or prior to the
Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the fullest extent permitted under the DGCL, the Certificate of Incorporation or Bylaws of Target in effect as of the date of this Agreement, including, without limitation, provisions relating to advances of expenses incurred in the defense of any action or suit, or any indemnification agreement between the Indemnified Party and Target and, (ii) except as set forth below in
Section 5.3(c), advance to any Indemnified Parties expenses incurred in defending any action or suit with respect to such matters, to the fullest extent permitted by the DGCL (and without requiring the Indemnified Party to provide any bond or other security in respect thereof).

                  (c) Any Indemnified Party wishing to claim indemnification under Section 5.3(b) shall provide notice to the Surviving Corporation promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and the Indemnified Party shall permit the Surviving Corporation (at its expense) to assume the defense of any claim or any litigation resulting therefrom; provided, however, that (i) counsel for the Surviving Corporation, who shall conduct the defense of such claim or litigation shall be reasonably satisfactory to the Indemnified Party and the Indemnified Party may participate in such defense at such Indemnified Party's expense, and
(ii) the omission by any Indemnified Party to give notice as provided herein shall not relieve the Surviving Corporation of its indemnification obligation under this Agreement, except to the extent the Surviving Corporation is actually prejudiced as a result of such failure to give notice. In the event that the Surviving Corporation does not promptly assume the defense of any matter as above provided, or counsel for the Indemnified Parties reasonably believes and advises the Indemnified Parties in writing that there are issues that raise conflicts of interest between the Surviving Corporation and the Indemnified Parties or among the Indemnified Parties, each group of Indemnified Parties who is not subject to such conflicts may retain counsel satisfactory to such group, and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for each such group of Indemnified Parties promptly as statements therefor are received; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); provided, further, however, that the Surviving Corporation shall not be responsible for the fees and expenses of more than one law firm for each group of Indemnified Parties without any such conflicts. The Indemnified Parties shall not be required to seek the consent of the Surviving Corporation to a settlement of a matter for which indemnification may be sought under this Section 5.3 if the Surviving Corporation has breached any of its obligations under the terms of this Section
5.3. In any event, the Surviving Corporation and the Indemnified Parties shall cooperate in the defense of any action or claim. The Surviving Corporation shall not, in the defense of any such claim or litigation, except with the consent of the Indemnified Party (which consent shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement that provides for injunctive or other nonmonetary relief affecting the Indemnified Party or that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability with respect to such claim or litigation.

                  (d) In the event that (i) after the consummation of the merger contemplated under this Agreement there is a change of control of the Surviving Corporation such that the shareholders (including their respective heirs, executors, administrators, trustees, successors and assigns) of the Surviving Corporation immediately following the Effective Time, as a group, cease to maintain at least 50.1% of the voting control (directly or indirectly) of the Surviving Corporation (a "Change of Control") and (ii) following such a Change of Control, a member of the Special Committee provides within three (3) years after the Effective Time, pursuant to Section 5.03(c) above, the Surviving Corporation with proper and timely notice of a claim for indemnification under this Agreement and the Surviving Corporation fails to admit or assume liability for such claim within thirty (30) days following its receipt of such notice, then such Special Committee member may, in accordance with the terms of this Section 5.03(d), institute proceedings to confess judgment against the Surviving Corporation with respect to such claim in an indeterminate amount; provided, however, that if such a claim relates to a third-party claim against the Special Committee member which has resulted in a monetary judgment from a court, then such Special Committee member may confess judgment in the amount specified in such monetary judgment; provided, further, that the Surviving Corporation shall retain the rights set forth in this Section 5.03(d) to contest the amount (or reasonableness) of any such claim. Upon the institution of such confession of judgment proceedings, the Surviving Corporation agrees to irrevocably authorize and empower any attorney or attorneys or the clerk of any court in the States of Delaware or New York, to appear for and confess judgment against the Surviving Corporation in an indeterminate amount, as evidenced by an affidavit signed by the member of the Special Committee asserting such claim, and for so doing a copy of this Agreement verified by affidavit shall be sufficient warrant, it being agreed that the foregoing authorization shall be a power coupled with an interest. Notwithstanding the foregoing, the parties hereto acknowledge and agree that the Surviving Corporation may enter an appearance with the court before which such proceedings are instituted and contest (by any available claims, counterclaims, setoffs or defenses) its liability for such claim or the amount (or the reasonableness) of the claim; provided, however, that the parties hereto further agree that the Surviving Corporation's burden of proof, if it contests any aspect of such a claim, shall be by a preponderance of the evidence, irrespective of any higher or more stringent standard or burden of proof available under the then prevailing statutory law, case law or any evidentiary rules or procedures. In the event the Surviving Corporation is successful in satisfying the aforementioned preponderance of the evidence burden of proof in any such contest, the parties agree to immediately take all necessary actions to cause the execution of any judgment on such claim to be permanently stayed and vacated. Notwithstanding anything to the contrary set forth in this Agreement, no judgment relating to a claim for indemnification hereunder shall be executed upon unless and until the amount thereof is established by the complaining Special Committee member by a preponderance of the evidence standard.

                  (e) The Surviving Corporation shall maintain in effect for six years from the Effective Time policies of directors' and officers' liability insurance containing terms and conditions which are not less advantageous to the insured than any such policies of Target currently in effect on the date of this Agreement with respect to any and all matters arising before the Effective Time and any and all acts or omissions occurring or existing at or prior to the Effective Time, including, but not limited to, the transactions contemplated by this Agreement. Such policies shall fully insure the members of the Special Committee even if the members of the Special Committee are not directors of the Surviving Corporation at the time that a claim is asserted. The Surviving Corporation shall not cancel such insurance with respect to any officer or director without the express written consent of such officer or director (which consent shall not be unreasonably withheld).

                  (f) This Section 5.3 is intended for the benefit of, and to grant third party rights to, Persons entitled to indemnification under this
Section 5.3, whether or not parties to this Agreement, and each of such Persons shall be entitled to enforce the covenants contained herein.

                  (g) If the Surviving Corporation (i) reorganizes or consolidates with or merges into any other Person and is not the resulting, continuing or surviving corporation or entity of such reorganization, consolidation or merger, or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any Person or Persons, then, and in such case, proper provision will be made so that the successors and assigns of the Surviving Corporation assume all of the obligations of the Surviving Corporation as set forth in this Section 5.3.

                  (h) Notwithstanding anything in this Section 5.3 to the contrary, nothing in this Agreement shall in any way limit the rights of any party under any indemnity agreement with Target or the Surviving Corporation.

                  (i) The Surviving Corporation shall reimburse the reasonable attorneys' fees and court costs of the independent directors of the Special Committee of the Target in the event that (1) such directors commence an action against the Surviving Corporation or any of its officers, directors, employees or agents alleging a breach of any obligation owed to such directors arising under this Agreement or any obligation owed by the Surviving Corporation to such directors under the Certificate of Incorporation (as the same may be amended from time to time) or ByLaws (as the same may be amended from time to time) of the Target or any obligation owed by the Target to such directors as of the date of this Agreement under the DGCL and (2) a court of competent jurisdiction, following a complete adjudication on the merits of the claims asserted in such action, issues a final, non-appealable order in which it finds that such a breach in fact occurred.

            Section 5.4. Proxy Statement and Schedule 13E-3.

                  (a) Target and AcquisitionCo shall, as soon as practicable, jointly prepare the Proxy Statement on Schedule 14A (the "Proxy Statement") to be distributed to the holders of Target Common Stock for the purpose of soliciting proxies for use at the annual or special meeting of the stockholders of Target (the "Stockholders Meeting") at which the adoption of this Agreement and the approval of the transactions contemplated hereby shall be sought. In the Proxy Statement, subject to the fiduciary duties of its Board of Directors, Target shall recommend to its stockholders the approval of the Merger, this Agreement and the transactions contemplated hereby. Target shall file the Proxy Statement with the Securities and Exchange Commission (the "SEC") as soon as is reasonably practicable after the date hereof and shall use all reasonable efforts to respond to comments from the SEC and to cause the Proxy Statement to be mailed to Target's stockholders at the earliest practicable time.

                  (b) None of the information to be supplied by Target for inclusion in the Proxy Statement will, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement shall, as of its date, comply as to form in all material respects with all applicable laws, including the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. Target shall not mail, amend or supplement the Proxy Statement unless the Proxy Statement or any amendment or supplement thereof is satisfactory in content to AcquisitionCo in the exercise of its reasonable judgment.

                  (c) None of the information to be supplied by AcquisitionCo or its stockholders for inclusion in the Proxy Statement will, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

                  (d) As soon as practicable after the date of this Agreement, AcquisitionCo, its stockholders and Target shall file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3 Transaction Statement") with respect to the Merger. Each of the parties hereto shall use its reasonable best efforts to cooperate and to provide each other with such information as any of such parties may reasonably request in connection with the preparation of the Proxy Statement and the Schedule 13E-3 Transaction Statement. Each party hereto shall promptly supplement, update and correct any information provided by it for use in the Proxy Statement and the Schedule 13E-3 Transaction Statement if and to the extent that such information is or shall have become incomplete, false or misleading.

            Section 5.5. Stockholders Meeting. Target agrees to seek and solicit the requisite vote of stockholders at the Stockholders Meeting for the adoption and approval of this Agreement and the transactions contemplated hereby. AcquisitionCo agrees to vote all shares of Target Common Stock owned by it, and to cause its stockholders to vote any and all shares of Target Common Stock that they may be entitled to vote, at the Stockholders Meeting in favor of the adoption and approval of this Agreement and the transactions contemplated hereby.

                                   ARTICLE 6

                              CONDITIONS PRECEDENT

            Section 6.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any of which may be waived by the parties hereto in writing, in whole or in part, to the extent permitted by applicable law):

                  (a) No Injunction or Proceeding. No preliminary or permanent injunction, temporary restraining order or other decree of a court, legislature or other agency or instrumentality of federal, state or local government (a "Governmental Entity") shall be in effect, no statute, rule or regulation shall have been enacted by a Governmental Entity and no action, suit or proceeding by any Governmental Entity shall have been instituted or threatened, which prohibits the consummation of the Merger or materially challenges the transactions contemplated hereby.

                  (b) Consents. Other than filing the Certificate of Merger, all consents, approvals and authorizations of and filings with Governmental Entities required for the consummation of the transactions contemplated hereby, shall have been obtained or effected or filed.

                  (c) Approval of Holders of Target Common Stock. This Agreement and the Merger shall have been adopted by the affirmative vote or written consent of a majority of the shares of Target Common Stock outstanding.

                  (d) Recommendation of the Special Committee. The Special Committee shall not have withdrawn its recommendation that (i) the Merger is fair to and in the best interest of the Public Stockholders and (ii) the Board of Directors of Target approve this Agreement and such transactions.

                  (e) Weighted Average of Target Common Stock. The weighted average closing bid price of Target Common Stock as reported on the Nasdaq Small Cap Market for the thirty (30) trading days immediately preceding the Closing Date shall be no less than $4.00.

            Section 6.2. Conditions to the Obligation of Target to Effect the Merger. The obligation of Target to effect the Merger is further subject to the satisfaction or waiver of each of the following conditions prior to or at the Closing Date:

                  (a) Representations and Warranties. The representations and warranties of AcquisitionCo contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as though made at and as of the Effective Time and Target shall have received a certificate of the President of AcquisitionCo to that effect.

                  (b) Agreements. AcquisitionCo shall have performed and complied in all material respects with all its undertakings and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

                  (c) Indemnification Agreement. Messrs. Seymour I. Gussack and David Gussack, on the one hand, and the independent directors of Target, on the other hand, shall have executed and delivered an indemnification agreement substantially in the form attached hereto as Exhibit A (the "Indemnification Agreement").

            Section 6.3. Conditions to the Obligation of AcquisitionCo to Effect the Merger. The obligation of AcquisitionCo to effect the Merger is further subject to the satisfaction or waiver of each of the following conditions prior to or at the Closing Date:

                  (a) Representations and Warranties. The representations and warranties of Target contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as though made at and as of the Effective Time and AcquisitionCo shall have received a certificate of the President and Chief Executive Officer of Target to that effect.

                  (b) Agreements. Target shall have performed and complied in all material respects with all of its undertakings and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

                  (c) No Material Adverse Change. Except as set forth in the Target SEC Reports filed on or prior to the date of this Agreement, and until the Effective Time, there shall be no material adverse change in the business, assets, liabilities, results of operations or financial condition of Target and its Subsidiaries, taken as a whole.

                  (d) Availability of Funds. AcquisitionCo shall have funds available to it at the Closing sufficient to pay the aggregate Merger Consideration, pursuant to the Commitment Letter or any other commitment acceptable to AcquisitionCo.

                  (e) Appraisal Rights. The holders of not more than 4% of the issued and outstanding shares of Target Common Stock shall have exercised, or given notice of their intent to exercise, their rights to dissent from the Merger in accordance with Section 262 of the DGCL and pursuant to Section 2.2 of this Agreement.

                                   ARTICLE 7

                        TERMINATION, AMENDMENT AND WAIVER

            Section 7.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

                  (a) by the mutual written consent of AcquisitionCo and Target;

                  (b) by either AcquisitionCo or Target, in each case by written notice to the other, if:

                        (i) the Merger has not been consummated on or prior to June 1, 2001; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or prior to such date; or

                        (ii) the Special Committee shall have withdrawn, or modified or changed in any manner adverse to AcquisitionCo its approval of this Agreement or the Merger after having concluded in good faith after consultation with independent legal counsel that there is a reasonable probability that the failure to take such action would result in a violation of its fiduciary obligations under applicable law.

            Section 7.2. Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall become null and void, and there shall be no liability on the part of AcquisitionCo or Target (except as set forth in Section 8.2 hereof, which shall survive any termination of this Agreement); provided that nothing herein shall relieve any party from any liability or obligation with respect to any breach of this Agreement.

            Section 7.3. Amendment. This Agreement may be amended in writing by the parties hereto.

            Section 7.4. Waiver. At any time prior to the Effective Time, whether before or after the approval of the holders of Target Common Stock referred to in Section 6.1(c) hereof, either party may (i) extend the time for the performance of any of the obligations or other acts of the other party hereto or (ii) waive compliance with any of the agreements of the other party or fulfillment of any conditions to its own obligations hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

                                   ARTICLE 8

                                  MISCELLANEOUS

            Section 8.1. Non-Survival of Representations and Warranties. Except for the representations and warranties contained in Section 3.9 of this Agreement which shall survive the Effective Time irrespective of the passage of time, none of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, and neither AcquisitionCo, Target or any Subsidiary, nor any of their respective officers, directors, employees, advisors or stockholders shall have any liability whatsoever with respect to any such representation or warranty after such time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

            Section 8.2. Expenses. Except as contemplated by this Agreement, all costs and expenses incurred in connection with the Agreement and the consummation of the transactions contemplated hereby shall be the obligation of the party incurring such expenses. All costs and expenses incurred by AcquisitionCo in connection with the Agreement and the consummation of the transactions contemplated hereby shall, after the Effective Time, be obligations of the Surviving Corporation.

            Section 8.3. Applicable Law. This Agreement shall be governed by the laws, excluding conflicts of law rules, of the State of Delaware.

            Section 8.4. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by facsimile transmission or overnight courier (providing proof of delivery) to the parties at the following addresses (or at such address for a party as shall be specified by like notice):

                        If to Target, to:

                              General Bearing Corporation
                              44 High Street
                              West Nyack, New York 10994
                              Attention: Seymour Gussack
                              Facsimile No.: (914) 358-3619

                        with copies to:

                              Ballard Spahr Andrews & Ingersoll LLP
                              1735 Market Street
                              51st Floor
                              Philadelphia, Pennsylvania  19103
                              Attention:  Justin Klein, Esq.
                              Facsimile No.: (215) 864-9285

                              General Bearing Corporation
                              44 High Street
                              West Nyack, New York 10994
                              Attention: John Stein, Esq.
                              Facsimile No.: (914) 358-3619

                        If to AcquisitionCo, to:

                              GBC Acquisition Corp.
                              44 High Street
                              West Nyack, New York 10994
                              Attention: Seymour Gussack
                              Facsimile No.: (914) 358-3619
                        with copies to:

                              Pepper Hamilton LLP
                              3000 Two Logan Square
                              Eighteenth and Arch Streets
                              Philadelphia, Pennsylvania 19103-2799
                              Attention: Barry M. Abelson, Esq.
                              Facsimile No.: (215) 981-4000

                              General Bearing Corporation
                              44 High Street
                              West Nyack, New York 10994
                              Attention: John Stein, Esq.
                              Facsimile No.: (914) 358-3619

            Section 8.5. Entire Agreement. This Agreement (including the documents and instruments referred to herein) contains the entire understanding of the parties hereto with respect to the subject matter contained herein, and supersedes and cancels all prior agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter.

            Section 8.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either party hereto (whether by operation of law or otherwise) without the prior written consent of the other party.

            Section 8.7. Headings; References. The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

            Section 8.8. Counterparts. This Agreement may be executed in one or more counterparts, each counterpart shall be deemed to be an original but all of which shall be considered one and the same agreement.

            Section 8.9. No Third Party Beneficiaries. Except as provided in Sections 2.4 and 5.3, nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights or remedies under or by reason of this Agreement.

            Section 8.10. Severability; Enforcement. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or unenforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provisions shall be interpreted to be only so broad as is enforceable.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                                        GENERAL BEARING CORPORATION

                                        By: /s/ David L. Gussack
                                           -------------------------------------
                                           Name:  David L. Gussack
                                           Title: President


                                        GBC ACQUISITION CORP.

                                        By: /s/ Seymour I. Gussack
                                           -------------------------------------
                                           Name:  Seymour I. Gussack
                                           Title: President

                                    Exhibit A

      Form of Indemnification Agreement by and between Seymour I. Gussack and David L. Gussack, on the one hand, and Barbara M. Henagan and Peter Barotz, on the other hand.